SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4347

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Rogers Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2009 and 2008
Notes to Financial Statements
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

/s/ Dennis M. Loughran
Dennis M. Loughran
Vice President, Finance and Chief Financial Officer

June 25, 2010

Audited Financial Statements

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rogers Employee Savings and Investment Plan Committee and Participants
Rogers Corporation

We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

 ERNST & YOUNG LLP

Boston, Massachusetts
June 25, 2010

Rogers Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Investments
Investments (Note C)	$72,754,133	$61,350,693
Participant loans	1,365,887	1,237,164
Total investments	74,120,020	62,587,857

Contribution receivables:
Employee	116,486	126,595
Employer	42,026	46,775
Total receivables	158,512	173,370
Total assets	74,278,532	62,761,227

Liabilities:
Return of excess participant deferrals	3,870	2,284
Net assets reflecting investments at fair value	74,274,662	62,758,943
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(273,113)	-
Net assets available for benefits	$74,001,549	$62,758,943

See accompanying notes to financial statements.

Rogers Employee Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2009	2008
Additions:
Investment income (loss):
Interest	$721,938	$911,306
Dividends	212,557	53,773
Net appreciation (depreciation) in fair value of investments (Note C)	9,264,114	(21,241,795)
	10,198,609	(20,276,716)
Contributions:
Participant	4,477,050	4,849,159
Employer	1,549,621	1,545,374
Rollovers	205,652	210,530
	6,232,323	6,605,063
Total additions, net of investment income (loss)	16,430,932	(13,671,653)

Deductions:
Benefit payments	5,123,747	6,575,657
Administrative expenses	64,579	42,942
Total deductions	5,188,326	6,618,599
Net increase (decrease)	11,242,606	(20,290,252)

Net assets available for benefits:
Beginning of year	62,758,943	83,049,195
End of year	$74,001,549	$62,758,943

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

Years Ended December 31, 2009 and 2008

NOTE A – DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan’s recordkeeper and custodian functions are performed by businesses controlled by or affiliated with Prudential Financial, Inc. (Prudential).  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

Participants may contribute up to the lesser of $16,500 or their annual compensation less FICA taxes.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the “Company”) contributions.  The Company contributed 100% of the first 1% and 50% of the next 5% of each participant's annual compensation in 2009 and 2008.  All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance.  Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable).  Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and effective January 1, 2008, are 100% vested as to the Company's contributions after two years of continuous service.  Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions.  Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company’s contributions.  If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to offset Company contributions and administrative expenses were $61,913 and $162,036 during 2009 and 2008, respectively. The forfeiture balance at December 31, 2009 and 2008 was $11,007 and $43,406, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2.  Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE A - DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (codified within ASC Topic 105, Generally Accepted Accounting Principles), which establishes the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative U.S. GAAP. The Codification supersedes all previous non-SEC accounting and reporting standards. The Plan adopted Statement No. 168 effective January 1, 2009 and have conformed all references to accounting literature in this Report. All new authoritative guidance is issued in the form of ASC Updates.

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note E for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Adoption of ASU 2010-06 is not expected to have a material effect on the Plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2010 and 2009, respectively.

Valuation of Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note E for further discussion of fair value measurements.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values and adjusted for management fees and asset charges, as determined by the recordkeeper, on the last business day of the Plan year. Pooled separate accounts are accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Participant loans reflect the outstanding principal balances due from Plan participants and such amounts approximate fair value.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

The Principal Preservation Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note E); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan had an investment in the Guaranteed Income Fund, an unallocated insurance contract, as of December 31, 2008, however it had terminated that investment as of December 31, 2009.  During the periods presented herein, the contract value of the Plan's unallocated insurance contract reasonably approximated its corresponding fair values, which were estimated by the Plan's management after considering, among other things, the current yields of similar investments in the marketplace with comparable durations and the overall creditworthiness of the Trustee. Accordingly, the Plan's unallocated insurance contract was recorded at its contract value, which represented contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan's other investment funds.

The unallocated insurance contract in the Plan's financial statements represented a contract between the Trustee and the Plan that provided for a guaranteed investment return over a specified time period. Other than certain limited circumstances, which the Plan administrator considered unlikely to occur, this contract had fully benefit-responsive features. However, in the event of such an unlikely circumstance, the Trustee had the right to defer transfers or distributions. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may have resulted in an aggregate distribution of an amount other than the contract value. At December 31, 2008, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of contract issuers or other related matters.

The Plan's unallocated insurance contract credited interest to Plan participant accounts at a weighted average annual rate of 3.80% during the year ended December 31, 2008. Interest was credited to participant accounts using the single portfolio rate approach whereby a discrete contractual interest rate was applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period.

When establishing unallocated insurance contract gross and net interest crediting rates, the Trustee considered many factors, including, among other things, current economic and market conditions, the general interest rate environment and the expected and actual experience of a reference portfolio. However, the Trustee did not use a detailed formula to establish such crediting interest rates, which are reset semi-annually and could not be less than 1.50%.

At December 31, 2008, the average net yield earned by the Plan's unallocated insurance contracts was 3.80%.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by the Company.

NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2009	2008
Rogers Stock Fund
Rogers Corporation Common Stock	$8,651,240	$8,239,862

Pooled Separate Accounts
Intern Blend / Artio Global	5,056,297	3,987,217
Growth Fund of America R5	5,238,952	3,275,304
Eaton Vance LG Cap Value A	7,508,034	*
Fidelity Equity Income Fund	*	4,332,927
Principal Preservation Fund** (at contract value)	21,626,726	*

Unallocated Insurance Contracts
Guaranteed Income Fund	*	22,011,018

*Balance is less than 5% in the year presented.

** The fair value of the Plan’s investment in the Principal Preservation Fund was $21,899,839 at December 31, 2009.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Pooled Separate Accounts	$8,937,362	$(16,601,625)
Rogers Corporation Common Stock	753,520	(4,640,170)
	$9,690,882	$(21,241,795)

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2009 and 2008, the Plan entered into the following transactions with parties-in-interest:

	2009		2008
	Shares	Amount	Shares	Amount
Rogers Corporation:
Purchases of capital stock	21,889.5953	$434,343	45,557.6328	$1,581,705
Sales of capital stock, at market value	33,182.4436	776,486	55,229.2982	1,989,798

NOTE E – FAIR VALUE MEASUREMENTS

The relevant accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is determined based on the lowest level input that is significant to the fair value measure in its entirety.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE E – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Rogers Corporation Common Stock	$8,651,240	$-	$-	$8,651,240
Pooled separate accounts - mutual funds	-	42,203,054	-	42,203,054
Pooled separate accounts – stable value fund (a)	-	21,899,839	-	21,899,839
Loans to participants	-	-	1,365,887	1,365,887
Total assets at fair value	$8,651,240	$64,102,893	$1,365,887	$74,120,020

a.
This category includes a pooled separate account fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note B, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Unallocated insurance contracts	Loans to Participants

Balance, beginning of year	$22,011,018	$1,237,164
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	(22,011,018)	128,723
Transfers in and/or out of Level 3	-	-
Balance, end of year	$-	$1,365,887

NOTE F - RISKS AND UNCERTAINITES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE G - RELATED PARTY TRANSACTIONS

The Plan holds units of pooled separate account funds managed by Prudential, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

NOTE H - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NO: 06-0513860 PLAN NO: 006
ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
December 31, 2009

	Description of Investment -
	Including Maturity Date
Identity of Issue	Rate of Interest,	Current
or Borrower	Par or Maturity Value	Value

Equity Funds

Prudential Pooled Separate Accounts:*

Principal Preservation	847,713.6932 units of participation	$21,626,726
Eaton Vance LG Cap Value A	448,508.6018 units of participation	7,508,034
Growth Fund of America R5	192,043.7042 units of participation	5,238,952
Intern Blend/Artio Global	254,870.0544 units of participation	5,056,297
Core plus Bond/PIMCO	218,029.5797 units of participation	3,472,841
Dryden S&P 500 Index Fund	39,430.9653 units of participation	2,814,504
Small Cap Growth/TimeSSQ	100,301.5110 units of participation	2,796,038
JP Morgan Mid Cap Value A	146,739.7052 units of participation	2,785,120
Oakmark Equity & Income	107,811.0962 units of participation	2,753,495
Mid Cap Growth/Artisan	219,931.0185 units of participation	2,723,967
Small Cap Value/ TS&W	142,821.8816 units of participation	2,276,400
Thornburg Intl VAL R5	55,552.1811 units of participation	1,407,137
IFX LT AGG Growth FD (I)	150,521.9660 units of participation	1,307,878
IFX LT Balanced Fund (I)	96,396.0352 units of participation	888,588
IFX LT Conservative FD (I)	59,292.5470 units of participation	567,158
IFX LT Growth Fund (I)	38,430.4968 units of participation	348,423
IFX LT Inc & Equity FD (I)	25,345.2388 units of participation	258,222
		$63,829,780

Rogers Stock Fund

Rogers Corporation* - Common Stock	285,425.2586 shares	8,651,240

Loan Fund

Participant loans *	Participant loans, interest from 3.75% to 10.5%	1,365,887
		$73,846,907

*    Indicates party-in-interest to the Plan.

Note:  Cost information has not been included because all investments are participant directed.